Filed Pursuant to Rule 433
Registration Statement No. 333-202489

IBERIABANK CORPORATION

PREFERRED STOCK, SERIES C

$50,000,000

2,000,000 Depositary Shares, Each Representing a 1/400th Interest in a Share of IBERIABANK

Corporation’s 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C

FINAL TERM SHEET

Dated May 3, 2016

This term sheet supplements the information set forth under “Description of Series C Preferred Stock” in the Preliminary Prospectus Supplement dated May 3, 2016 to the Prospectus dated March 4, 2015 (together, the “Preliminary Prospectus”).

Issuer:	IBERIABANK Corporation

Security:	Depositary Shares, each representing a 1/400th interest in a share of IBERIABANK Corporation’s 6.60% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

Size:	$50,000,000 (or 2,000,000 Depositary Shares)

Over-Allotment Option:	$7,500,000 (or 300,000 Depositary Shares)

Public Offering Price:	$25 per Depositary Share

Net Proceeds (Before Expenses):	$48,425,000 (or $55,688,750 if the underwriters exercise their over-allotment option in full)

Maturity:	Perpetual

Trade Date:	May 3, 2016

Settlement Date:	May 9, 2016 (T+4)

Dividend Rate (Non-Cumulative/Non-Mandatory):	From and including the original issue date to, but excluding, May 1, 2026, 6.60% and from and including May 1, 2026, three-month LIBOR plus 492 basis points

Dividend Payment Dates:	Each May 1, August 1, November 1, and February 1 beginning August 1, 2016 through May 1, 2026, subject to following business day convention (unadjusted), and thereafter each May 1, August 1, November 1, and February 1 beginning May 1, 2026 in accordance with the modified following business day convention (adjusted)

Day Count:	From the issue date to, but excluding, May 1, 2026, 30/360 and thereafter Actual/360

Business Days:	From the issue date, to but excluding, May 1, 2026, New York and thereafter New York/London

Optional Redemption:	At the Issuer’s option, subject to regulatory approval, at a redemption price equal to $10,000 per share (equivalent of $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to but excluding the redemption date, on any dividend payment date on or after May 1, 2026 and earlier within 90 days following a regulatory capital treatment event as described and subject to limitations in the Preliminary Prospectus

Listing:	The Issuer has filed an application to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “IBKCO.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the issue date

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP/ISIN for the Depositary Shares:	450828 504 / US4508285040

IBERIABANK Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, at 222 Broadway, Eleventh Floor, New York, NY, 10038, Attn: Prospectus Department, by email at dg.prospectus_requests@baml.com or by calling
1-800-294-1322.